ATC HEALTHCARE, INC.
                               1983 Marcus Avenue
                          Lake Success, New York 11042



                                            September 29, 2005



U.S. Securities and Exchange Commission
Washington, DC  20549

         RE:      ATC Healthcare, Inc., Registrant
                  Registration Statement on Form S-3
                  Amendment No. 1 filed on September 26, 2005
                  File Number 333-127155

Ladies and Gentlemen:

         ATC Healthcare, Inc. ("ATC Healthcare" or "we") hereby requests acceleration of the effective date of the above Registration Statement pursuant to the Commission's Rule 461. We desire that the Registration Statement become effective on Friday, September 30, 2005, at 5:00 p.m. Eastern Time.

         We hereby confirm that we are aware of our responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the shares of our Common Stock specified in the above Registration Statement. We acknowledge that:

o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve ATC Healthcare from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

o ATC Healthcare may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please contact Andrew Reiben, our Chief Financial Officer, or me at
516.750.1600 with any questions.

                                            Sincerely,

                                            ATC Healthcare, Inc.

                                            /s/ David Savitsky
                                            -----------------------
                                            David Savitsky
                                            Chief Executive Officer

cc:      David J. Hirsch, Esq.
         DKW Law Group LLC
         U.S. Steel Tower, 58th Floor
         600 Grant Street
         Pittsburgh, PA  15219